CERTIFICATE OF QUALIFIED PERSON

Scott Casselman

As a co-author of this report on certain mineral properties of Western Copper Corp; in the Yukon Territory of Canada. I, Scott Casselman of Casselman Geological Services Ltd, 33 Firth Road, Whitehorse, Yukon, Geologist do hereby certify that:

1. I am employed by and carried out this assignment for Casselman Geological Services Ltd., 33 Firth Road, Whitehorse Yukon Y1A 4R5, Canada

2. This certificate applies to the Technical Report titled "Technical Report, Casino Project Pre-Feasibility Study Update, Yukon Territory, Canada", dated April 29, 2011;

3. I hold the following academic qualifications:

   Bachelors of Science Degree in Geology, issued by the Carleton University.

4. I am a member in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (License Number 20032).

5. I have worked in the industry in a capacity directly related to the minerals industry continuously since 1985, a period of 26 years.

6. I am familiar with NI 43-101 and by reason of education, experience and professional registration. I fulfill the requirements of a Qualified Person as defined in NI 43-10 I.

7. I have read NI 43-101 and this technical report has been prepared in compliance with the instrument.

8. I am responsible for sections 1.3.4, 1.3.5, 1.3.6, 1.3.7, 1.3.8, 1.5.1, 1.6.1, 1.6.2, 1.6.3, 1.6.4, 1.6.5, 1.6.6, all of 1.7, 1.8, 1.9, 1.10, 1.11, 1.12, 1.13, 1.14, 1.15, 1.16 and 1.17 of this report. In addition, I have visited the site as a Project Manager for 2008, 2009, and 2010 exploration programs.

9. I am independent of the parties involved in the transaction for which this report is required using the tests in section 1.4 of NI43 101;

10. As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this technical report not misleading.

11. I consent to the filing of this report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 29th day of April 2011

PROFESSIONAL PROVINCE OF S. G. CASSELMAN BRITISH COLUMBIA GEOSCIENTIST

Scott Casselman P.Geo.